UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934 [Fee Waived]

For the Fiscal Year Ended December 31, 2009

Commission File Number 0-1928

Full Title of the Plan:

THE AES CORPORATION RETIREMENT SAVINGS PLAN

Name of Issuer of the Securities Held Pursuant to the Plan

and the Address of its Principal Executive Office:

THE AES CORPORATION

4300 Wilson Boulevard

Arlington, VA 22203

THE AES CORPORATION RETIREMENT SAVINGS PLAN

Schedules required by the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee of The AES Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The AES Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2009 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

McLean, Virginia

June 29, 2010

THE AES CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:
Cash	$—	$170,966
Investments-at fair value	366,626,788	245,336,531

Total cash and investments	366,626,788	245,507,497

RECEIVABLES:
Participant contributions	794,203	728,710
Employer contributions	14,867,517	14,402,104
Receivables for securities sold	13,321	127,019

Total receivables	15,675,041	15,257,833

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	382,301,829	260,765,330

Adjustments from fair value to contract value for fully benefit responsive investment contracts	2,082,811	5,327,318

NET ASSETS AVAILABLE FOR BENEFITS	$384,384,640	$266,092,648

See accompanying notes to financial statements

THE AES CORPORATION RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2009

2009
ADDITIONS:
Contributions:
Participant (including rollover contributions of $574,169)	$16,009,688
Employer	22,474,291

Total contributions	38,483,979

Interest and dividends	4,186,883
Net apreciation in fair value of investments	98,589,177

Total additions	102,776,060

DEDUCTIONS:
Benefits paid to participants	(22,968,047)

INCREASE IN NET ASSETS	118,291,992

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	266,092,648

End of year	$384,384,640

See accompanying notes to financial statements

THE AES CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009

1.	PLAN DESCRIPTION

The AES Corporation Retirement Savings Plan (the “Plan”), formerly named The AES Corporation Profit Sharing and Stock Ownership Plan, was established on April 1, 1989. The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan covering substantially all full-time and part-time employees of The AES Corporation (the “Company” or “AES”) and its participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). New employees are immediately able to participate in the plan.

Contributions—Participants may make pre-tax contributions up to 20% of their salary as well as after-tax contributions subject to annual maximum limits determined by the Internal Revenue Service (the “IRS”).

During 2009, the Company matched up to 5% of each participant’s compensation, as defined by the Plan, up to an annual maximum determined by the IRS. Matching contributions made by the Company are made in the common stock of AES.

In addition, unless otherwise provided under the Plan, the Company may make discretionary profit sharing contributions to the Plan that are allocated to a participant’s account, on the basis of the participant’s compensation, as defined by the Plan, up to an annual maximum determined by the IRS. Profit-sharing contributions are also made in the Company’s common stock. During 2009, the Company contributed 8% of employees’ compensation as a profit sharing allocation.

Participant Accounts—Each participant’s account is credited with the participant’s and the employer’s contributions and an allocation of the Plan’s earnings or losses. The allocation of earnings or losses is based on the balance of each investment type in the participant’s account. The benefit to which a participant is entitled is the vested portion that can be provided from the participant’s account.

Vesting—Participants are immediately vested in their pre-tax, after-tax and matching contributions including earnings thereon. Vesting in employer profit sharing contributions is based on the years of credited service. A participant vests 20% per year of service and is fully vested after five years of credited service or upon attainment of normal retirement age.

Participant Loans—Participants may obtain up to three loans from the Plan in aggregate amounts up to the lesser of (a) $50,000 or (b) 50% of a participant’s vested account balance. The loans are collateralized by the balance in the participant’s account and bear a fixed interest rate, based on the federal prime lending rate plus 1/2%, determined at the commencement of the loan. Interest on all loans is allocated to the participant’s account from which the loan was funded. Principal and interest are paid ratably through payroll deductions. Interest rates on outstanding loans as of December 31, 2009, ranged from 3.75% to 10.00% with maturities ranging from 2010 to 2019.

Payment of Benefits— Payment of benefits depends on a participant’s vested account balance and the reason for termination. If the value of a participant’s vested account balance does not exceed $1,000, on termination of employment other than due to the death of the participant, such amount will generally be distributed in a cash lump sum; however, if the participant’s vested account balance is between $1,001 and $5,000 and the participant fails to elect a direct rollover or to receive a cash lump sum payment, the Plan will make an automatic rollover to an IRA with Merrill Lynch on the participant’s behalf. If the value of a participant’s vested account balance exceeds $5,000, on termination of employment other than due to the death of the participant, the participant may elect to (i) receive a lump-sum amount in common stock of AES, cash or a combination of both, equal to the value of the participant’s vested account balance, or (ii) receive benefits in monthly, quarterly, semiannual or annual installments over a period not to exceed 25 years or the participant’s life expectancy. On termination of employment due to death, however, the participant’s entire interest will generally be distributed no later than five years after the participant’s death if distributions have not already commenced and will be distributed at least as rapidly as under the method of distribution being used if distributions have commenced. At December 31, 2009 and 2008 there were benefits due to participants who had withdrawn from participation in the plan of $103,394 and $19,742, respectively, that were payable and not yet disbursed at year-end.

Forfeitures—At December 31, 2009 and 2008, forfeited nonvested accounts totaled $1,362,292 and $1,041,894, respectively. Additional forfeitures resulting from nonvested accounts of participants terminated during the year ended December 31, 2009 were $1,141,015. During the year ended December 31, 2009, employer contributions were reduced by $904,088 that was reallocated from forfeited nonvested accounts.

Voting Rights—The Plan provides that each participant is entitled to direct the Trustee as to the manner in which voting rights are exercised with respect to shares of employer stock allocated to his or her account. The Trustee does not vote any allocated shares for which timely instructions have not been given by a participant. The Plan provides that voting rights with respect to unallocated shares will be exercised in the same manner and proportion that voting rights are exercised with respect to shares allocated to participants’ accounts.

Investments–The Plan is intended to constitute a Section 404(c) plan within the meaning of ERISA Section 404(c) and the regulations issued thereunder. These regulations provide relief from certain fiduciary liability to fiduciaries of individual account plans that (i) provide participants a broad range of investment alternatives, and (ii) allow participants to exercise independent control over the investment of the assets in their individual accounts.

Under the terms of the Plan, participants can choose to invest their contributions in common stock of AES or various mutual funds and collective trust funds. Participants also have the option of establishing a self-directed account which is invested pursuant to their instructions. As noted in Contributions above, the Company’s contributions are initially made in AES common stock.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

Plan Administration and Related Expenses—The Plan is administered by an Administrative Committee appointed pursuant to delegated Board authority of the Company’s Chief Executive Officer. Bank of America Merrill Lynch Trust Company (“Merrill Lynch”) is the Plan Trustee. Administrative, legal, and other expenses of the Plan are paid by the Company, except for certain expenses paid by the Plan participants, such as loan initiation fees.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term, and those changes could materially affect the amounts reported in the statements of net assets available for benefits. The Plan had approximately $169 million invested in AES’ stock as of December 31, 2009. The Plan is exposed to concentration risk that could be mitigated through further diversification.

New Accounting Pronouncements—During 2009, the Plan adopted the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) and the Hierarchy of Generally Accepted Accounting Principles which only affected the specific references to GAAP literature in the notes to the financial statements.

Fair Value—Fair value, as defined in the fair value measurement accounting guidance, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or exit price. The Plan applies the fair value measurement accounting guidance to determine the fair value of investments. This guidance requires the use of the principal or most advantageous market from the perspective of the reporting entity. Fair value, where available, is based on observable quoted market prices. Where observable prices or inputs are not available, several valuation techniques are applied. The process involves varying levels of judgment, the degree of which is dependent on the price transparency of the instruments or market and the instruments’ complexity.

To increase consistency and enhance disclosure of the fair value of financial instruments, the fair value measurement accounting guidance contains a fair value hierarchy to prioritize the inputs used to measure fair value into three categories. A financial instrument’s level within the fair value hierarchy is based on the lowest level of input significant to the fair value measurement, where Level 1 is the highest and Level 3 is the lowest. The three levels are defined as follows:

Level 1—unadjusted quoted prices in active markets accessible by the reporting entity for identical assets or liabilities. Active markets are those in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. The fair value of most investments is based on quoted market prices.

Level 2—pricing inputs other than quoted market prices included in Level 1 that are based on observable market data, that are directly or indirectly observable for substantially the full term of the asset or liability. These include quoted market prices for similar assets or liabilities, quoted market prices for identical or similar assets in markets that are not active, adjusted quoted market prices, inputs from observable data such as interest rate and yield curves, volatilities or default rates observable at commonly quoted intervals or inputs derived from observable market data by correlation or other means. The fair values of some investments qualify as level 2.

Level 3—pricing inputs that are unobservable, or less observable, from objective sources. Unobservable inputs should only be used to the extent observable inputs are not available. These inputs maintain the concept of an exit price from the perspective of a market participant and should reflect assumptions of other market participants.

Investments and Revenue Recognition—The Plan’s investments are stated at fair value, except as otherwise noted. Money market and other mutual funds are stated at their quoted market prices or Net Asset Value (NAV) per share, as applicable. All Plan investments are actively traded in an open market or exhibit a sufficient level of observable activity (i.e., trading of mutual fund shares at NAV) to support classification of the fair value measurement as Level 1 with the exception of the Merrill Lynch Equity Index Trust, Merrill Lynch Mid Cap S&P 400 Index Trust and the Merrill Lynch Retirement Preservation Trust collectively known as Common Collective Trust Funds (“CCTFs”). These CCTFs are stated at fair value as determined by the fund administrator based upon the fair value of the underlying investments. Given the Plan’s ability to redeem these investments with the fund administrator at the reporting date or in the near term, these have been categorized as level 2 measurements.

The Merrill Lynch Retirement Preservation Trust is comprised of fully benefit-responsive investment contracts. These investment contracts include traditional guaranteed investments contracts (“GICs”), separate account GICs and synthetic GICs. Traditional GICs are issued by an insurance company and rely on the creditworthiness of the insurance company’s general account. Separate account GICs are issued by an insurance company, but rely on the creditworthiness of the investment in a separate account. Synthetic GICs are a combination of a portfolio of securities plus a wrapper contract issued by a financially responsible third-party (typically a financial institution) and money market instruments. In accordance with the relevant accounting guidance, fully benefit-responsive investment contracts are presented in the statements of net assets available for benefits at fair value and then adjusted to their contract value (i.e., principal plus accrued interest less withdrawals). The statement of changes in net assets available for benefits is presented on a contract value basis.

Loans to participants, considered level 3, are carried at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s realized and unrealized gains and losses on investments bought and sold as well as those held during the year.

3.	INVESTMENTS

The following tables set forth the Plan’s investments as of December 31, 2009 and 2008 by type and by level within the fair value hierarchy:

	December 31,	Quoted Market Prices in Active Market for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	2009	(Level 1)	(Level 2)	(Level 3)

The AES Corporation Common Stock	$169,128,752	$169,128,752	$—	$—
Merrill Lynch Common Collective Trust Funds	52,478,701	—	52,478,701	—
Money Market Funds	6,630,257	6,630,257
Mutual Funds	109,914,739	109,914,739	—	—
Self Directed Investments
Common Stock	11,368,630	11,368,630	—	—
Money Market Funds	4,741,066	4,741,066	—	—
Mutal Funds	3,135,509	3,135,509	—	—
U.S. Government Securities	88,566	88,566	—	—
Other	461,078	461,078	—	—
Participant Loans	8,679,490	—	—	8,679,490

Total investments	$366,626,788	$305,468,597	$52,478,701	$8,679,490

	December 31,	Quoted Market Prices in Active Market for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	2008	(Level 1)	(Level 2)	(Level 3)

The AES Corporation Common Stock	$92,218,369	$92,218,369	$—	$—
Merrill Lynch Common Collective Trust Funds	47,716,345	14,718,253	32,998,092	—
Mutual Funds	80,726,206	80,726,206	—	—
Self Directed Investments
Common Stock	7,099,147	7,099,147	—	—
Money Market Funds	5,641,372	5,641,372	—	—
Mutal Funds	2,655,978	2,655,978	—	—
U.S. Government Securities	1,177,846	1,177,846	—	—
Other	304,600	304,600	—	—
Participant Loans	7,796,668	—	—	7,796,668

Total investments	$245,336,531	$204,541,771	$32,998,092	$7,796,668

The Company’s stock is traded on the New York Stock Exchange (“NYSE”). The Plan’s investment in the Company’s stock is stated at the closing quoted price. At December 31, 2009 and 2008, the closing quoted price of the Company’s common stock was $13.31 and $8.24 per share, respectively.

The following table presents a reconciliation of the Plan’s Participant loans (Level 3 measurements) for the year ended December 31, 2009:

Level 3
Balance at December 31, 2008	$7,796,668
Total gains/losses (realized/unrealized)	—
Purchases, issuances and settlements - net	882,822
Asset transferred in (out) of Level 3	—

Balance at December 31, 2009	$8,679,490

The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008 are as follows:

	2009		2008

The AES Corporation Common Stock	$169,128,752		$92,218,369
Merrill Lynch Retirement Preservation Fund	30,795,886	(1)	38,325,410
PIMCO Total Return Portfolio Mutual Fund	26,681,630		19,044,566
Blackrock Global Allocation I Mutual Fund	—	(2)	13,332,542

During the year ended December 31, 2009, the Plan’s investments appreciated in value as follows:

	Year ended December 31, 2009

The AES Corporation Common Stock	$71,125,468
Merrill Lynch Equity Trust Funds	5,710,441
Mutual Funds	17,950,144
Self Directed Investments
Common Stock	3,059,444
Mutual Funds	619,242
U.S. Government Securities	(10,595)
Other	135,033

Net appreciation in fair value of investments	$98,589,177	(3)

(1)

In December 2009, Merrill Lynch Retirement Preservation Fund was removed from the Plan’s investment options in accordance with the recommendation of the Plan’s investment advisor. The outstanding shares of the Fund were transferred to a separately managed account by the Trustee and, subject to a maximum monthly redemption limit, are gradually being converted into a newly added investment option in a money market fund. The fair value of the fully benefit-responsive GICs underlying the Merrill Lynch Retirement Preservation Fund was $28,713,075 and $32,998,092 as of December 31, 2009 and 2008, respectively. This compares to contract values of $30,795,886 and $38,325,410 as of December 31, 2009 and 2008, respectively.

(2)	Year end balance is below the 5% reporting threshold.
(3)	Includes realized gains and losses on investments purchased and sold and unrealized gains and losses on investments held during the period.

4.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Bank of America Merrill Lynch, the Plan’s Trustee, shares a common director with the Plan Sponsor.

In the ordinary course of business, participants invest in various investment options determined by the Plan’s administrative committee. These investment options are based on the recommendations of the Plan’s investment advisor, an unrelated party, and include investments options offered by the Plan Trustee. Under ERISA rules, these transactions are not prohibited and they qualify as exempt party-in-interest transactions. Additionally, at December 31, 2009 and 2008, the Plan held 12,706,894 and 11,191,550 shares, respectively, of AES common stock, the sponsoring employer, with a cost basis of $127,356,779 and $119,602,046, respectively.

5.	TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated May 18, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

6.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements to the Form 5500 as of, and for the year end, December 31, 2009:

Statement of net assets available for benefits:

Net assets available for benefits as stated in the financial statements	$384,384,640
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,082,811)

Net assets available for benefits as stated on Form 5500, at fair value	$382,301,829

Statements of changes in net assets available for benefits:
Increase in net assets per the financial statements	$118,291,992
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2009	(2,082,811)
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2008	5,327,318

Net income as stated on Form 5500	$121,536,499

THE AES CORPORATION RETIREMENT SAVINGS PLAN

EIN: 54-1965292

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2009

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturiy Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	The AES Corporation	Common Stock, 12,706,894 shares	169,128,752
*	BlackRock	FFI Premier Institutional Fund, 6,630,257 shares	6,630,257
*	Merrill Lynch	Retirement Preservation Trust, 30,795,886 shares	30,795,886	(1)
*	Merrill Lynch	Equity Index Trust Tier 10 (Class A), 153,134 shares	13,864,722
*	Merrill Lynch	Mid-Cap S&P 400 Index Trust 2,483,915 shares	9,900,904
	ING	International Value Fund (Class I), 1,251,168 shares	14,313,364
	Pimco	Total Return Fund (Admin Class), 2,470,521 shares	26,681,630
	Vanguard	Small Cap Growth Index Fund, 138,256 shares	2,326,843
	Vanguard	Morgan Growth Yield Fund, 224,375 shares	10,617,413
	Vanguard	Target Income Retirement Fund, 15,322 shares	162,259
	Vanguard	2005 Target Retirement Fund, 25,885 shares	284,220
	Vanguard	2025 Target Retirement Fund, 43,732 shares	495,046
	Vanguard	2015 Target Retirement Fund, 39,659 shares	448,543
	Vanguard	2045 Target Retirement Fund, 18,166 shares	218,358
	Vanguard	2035 Target Retirement Fund. 67,969 shares	789,802
	Vanguard	2050 Target Retirement Fund, 6,233 shares	119,108
	Vanguard	2040 Target Retirement Fund, 17,307 shares	329,695
	Vanguard	2010 Target Retirement Fund, 10,706 shares	219,689
	Vanguard	2030 Target Retirement Fund, 75,909 shares	1,465,796
	Vanguard	2020 Target Retirement Fund, 27,618 shares	551,252
	BlackRock	Global Small Cap Fund, Inc., (Class I), 339,650 shares	6,742,055
	BlackRock	Global Allocation Fund, Inc., (Class I), 873,623 shares	15,690,275
	BlackRock	Balanced Capital Fund, Inc., (Class I), 260,343 shares	5,126,154
	BlackRock	Basic Value Fund, Inc., (Class I), 680,045 shares	15,743,036
	Lazard	Emerging Markets Fund, 147,783 shares	2,661,580
	Bank of America	Columbia Small Cap Value Fund, 448,464 shares	4,928,621
	Self Directed Investments		19,794,849
*	Participant loans	Interest (3.75%- 10.00%), Maturity (2010- 2019)	8,679,490

	TOTAL		$368,709,599

*	Transactions in these investments are considered to be exempt party-in-interest transactions under ERISA rules.
(1)	Investment presented at contract value.

THE AES CORPORATION RETIREMENT SAVINGS PLAN

EIN: 54-1965292

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

(a)	(b)	(c)	(d)	(g)	(h)
Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date

The AES Corporation	Common stock	$22,648,487	$—	$22,648,487	$22,648,487

NOTE: The item listed above represents all transactions or series of transactions that are reportable under Section 2520.103-6, as amended, of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. There were no category (i), (ii) or (iv) reportable transactions during 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE AES CORPORATION

	BY:	/s/ MARY E. WOOD
Mary E. Wood Vice President and Controller (Duly Authorized Officer and Principal Accounting Officer)
Date: June 29, 2010

EXHIBIT INDEX

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

EXHIBIT 99.1

Certification of Periodic Financial Reports